SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

21 APRIL 2004

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD LIMITED TRADING UPDATE



(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU

News Release

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
COSEC/CAD/AGO406.04
Date 21 April 2004

ANGLOGOLD LIMITED TRADING STATEMENT AND CAUTIONARY ANNOUNCEMENT

AngloGold will announce its results for the quarter ended 31 March 2004 on 29 April 2004.

AngloGold advises that it expects adjusted headline earnings[1] for the three-month period ended 31 March 2004 to be materially below adjusted headline earnings[1] for the three-month period ended 31 December 2003. In terms of the JSE Securities Exchange Listings Requirements, material is defined as a movement between 10% and 30%. AngloGold also expects that earnings will be below the consensus analysts' forecast for the three-month period ended 31 March 2004.

It is anticipated that gold production for the first quarter of 2004 will be 11% below that of the previous quarter. This lower production is broadly in line with AngloGold's expectations and has these major causes:

- The normal and expected slow production start to the first quarter following the year-end shut down in South Africa;

- Anticipated lower grades at the Geita operation in Tanzania, following the unusually high grades reported in the last quarter of 2003;

- Reduced production at Morila in Mali, as a result of lower ore throughput and grade. Throughput is expected to increase with the commissioning of the plant extension; and

- Lower production at the Cerro Vanguardia mine in Argentina, due to a planned reduction in ore throughput.

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[1] Headline earnings before unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps.

The earnings variation is also, in part, the result of an abnormal tax credit of $7 million in the previous quarter.

Management expects that AngloGold (excluding Ashanti) will meet its production forecast for 2004 of 5.3 million ounces, as published in the Annual Financial Statements. The total cash cost and capital expenditure projections in that forecast were based on an exchange rate of $1=R7; the exchange rate for the March quarter was $1=R6.76.

Shareholders are advised to exercise caution when dealing in the Company's securities until the publication of the Company's results for the three months ended 31 March 2004.

Johannesburg

21 April 2004

Sponsor: UBS

Queries:
www.anglogold.com

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@anglogold.com
Alan Fine	+27 11 637 6383	+27 83 250 0757	afine@anglogold.com
Shelagh Blackman	+27 11 637 6379	+27 83 308 2471	skblackman@anglogold.com
Europe & Asia			
Tomasz Nadrowski			
		+1 917 9124 641	tnadrowski@anglogold.com
USA			
Charles Carter	(Toll free) 800 417 9255		
	+1 212 750 7999		cecarter@anglogold.com
Australia			
Andrea Maxey	+61 8 9425 4604	+61 438 001 393	amaxey@anglogold.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 21 APRIL 2004   By: /s/ C R BULL

                                              Name: C R Bull
                                              Title: Company Secretary